UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Promissory Note

As previously disclosed, on August 30, 2024, Currenc Group, Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”), entered into that certain promissory note, dated as of August 30, 2022, by and between Greenberg Traurig, LLP (the “Lender”) and the Company (the “Original GT Promissory Note”). The Original GT Promissory Note had an aggregate principal amount of $3,200,000 and had a maturity date of July 30, 2025.

On July 18, 2025, the Lender and the Company amended and restated the Original GT Promissory Note (the “A&R GT Promissory Note”). Under the A&R GT Promissory Note, the Lender reduced the aggregate principal amount outstanding under the Original GT Promissory. As a result, the A&R GT Promissory Note reflects a reduced aggregate principal amount of $1,600,000 with a maturity date of November 28, 2025.

The Company may repay the A&R GT Promissory Note, in whole or in part, at any time prior to November 28, 2025. The A&R GT Promissory Note will be repaid according to the following schedule:

●	$150,000 concurrently with the execution of the A&R GT Promissory Note;
●	$300,000 by August 29, 2025;
●	$500,000 by September 30, 2025; and
●	$650,000 by November 28, 2025

The foregoing summary of the A&R GT Promissory Note is qualified in its entirety by reference to the A&R GT Promissory Note attached hereto as Exhibit 10.1 and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit No.	Description
10.1	Amended and Restated Promissory Note, dated as of July 18, 2025, by and between Currenc Group, Inc. and Greenberg Traurig, LLP

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 21, 2025

CURRENC GROUP INC.

By:	/s/ Ronnie Ka Wah Hui
Name:	Ronnie Ka Wah Hui
Title:	Chief Executive Officer

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